Itaú Unibanco Banco Múltiplo S.A.
(new name of Banco Itaú Holding Financeira S.A.)

CNPJ. 60.872.504/0001-23	NIRE. 35300010230

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

1.	We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. held on February 19, 2009, it was decided:

a)
to declare complementary interest on capital for the fiscal year 2008 equivalent to R$ 0.2168 per share, to be paid on March 17, 2009 with retention of 15% withholding tax at source, resulting in net interest of R$ 0.18428 per share, excluding from this retention corporate stockholders  validly proving tax immunity or exemption; the corresponding credit entry to this interest shall be booked to the company’s accounts on March 9, 2009, on an individualized basis to each stockholder based upon the shareholding position at the close of business on March 9, 2009;

b)
also on March 17, 2009, to pay interest on capital declared by this Board of Directors at its meeting on December 18, 2008 equivalent to R$ 0.077 per share, with retention of withholding tax at source, resulting in net interest of R$ 0.06545 per share, excluding from this retention corporate stockholders validly proving tax immunity or exemption; the individualized credit entry corresponding to this interest was booked on December 30, 2008 based upon the shareholding position at the close of business on December 30, 2008, as already notified;

c)	thus, stockholders with shares since December 30, 2008 shall receive interest on capital as follows:

Meeting of the Board of Directors	IOC (*) to be paid on March 17, 2009
Declared on December 18, 2008	R$ 0.06545 per share
Declared on February 19, 2009	R$ 0.18428 per share
Total	R$ 0.24973 per share
(*) interest on capital, after 15% income tax withheld at source.

2. As already notified, the shares held by the stockholders of Unibanco – União de Bancos Brasileiros S.A. (Unibanco) and Unibanco Holdings S.A. (Unibanco Holdings), were merged into Banco Itaú S.A. and, the shares of Banco Itaú S.A. acquired by the Unibanco and Unibanco Holdings stockholders then being immediately merged into Banco Itaú Holding Financeira S.A. (Itaú), entitling them to any dividends/interest on capital (including monthly dividends) declared by Itaú as from November 28, 2008.

2.1. In this context, stockholders of Unibanco and Unibanco Holdings shall also be entitled to the said declared interest on capital, according to the values specified below, and which shall be paid directly by Itaú upon substitution of the respective ticker symbols at a date to be informed in due course:

Security	Ticker Symbol	IOC Declared on 12.18.2008		IOC Declared on 2.19.2009		Total
		Nominal Value in R$	Value net of IT in R$	Nominal Value in R$	Value net of IT in R$	Nominal Value in R$	Value net of IT in R$
UBB – ON	UBBR3	0.0652708	0.0554801	0.1837755	0.1562091	0.2490463	0.2116892
UBB – PN	UBBR4	0.0221378	0.0188171	0.0623310	0.0529813	0.0844688	0.0717984
UBB HOLDING – ON	UBHD3	0.0652708	0.0554801	0.1837755	0.1562091	0.2490463	0.2116892
UBB HOLDING – PN	UBHD6	0.0221378	0.0188171	0.0623310	0.0529813	0.0844688	0.0717984
UNIT*	UBBR11	0.0442757	0.0376343	0.1246621	0.1059627	0.1689378	0.1435970
GDS UNIBANCO**	UBB	0.4427577	0.3763440	1.2466218	1.0596285	1.6893795	1.4359725

(*)	each UNIT represents one preferred Unibanco PN share and one preferred Unibanco Holdings PN share.
(**)	each GDS traded on the New York Stock Exchange (NYSE: UBB) is the equivalent of 10 Units.

São Paulo-SP, February 19, 2009. ALFREDO EGYDIO SETUBAL Investor Relations Officer